Filed Pursuant to Rule 433

Registration Statement No. 333-262557

THE TORONTO-DOMINION BANK

US$1,000,000,000 5.146% NON-VIABILITY CONTINGENT CAPITAL

SUBORDINATED NOTES DUE 2034

PRICING TERM SHEET

DATED SEPTEMBER 3, 2024

This Final Term Sheet supplements the information set forth under the captions “Description of the Notes” in the Preliminary Prospectus Supplement dated September 3, 2024 relating to the Notes (as defined below) and “Description of the Debt Securities” in the Prospectus dated March 4, 2022. Capitalized terms used in this Final Term Sheet but not defined have the meanings given to them in the Preliminary Prospectus Supplement.

Issuer:	The Toronto-Dominion Bank (the “Bank”)

Expected Issue Ratings:[1]	Moody’s: A2 S&P: A- Fitch: A DBRS: A

Format:	SEC-Registered

Principal Amount:	US$1,000,000,000

Issue Price:	100.000%

Pricing Date:	September 3, 2024

Issue Date: [2]	September 10, 2024 (T+5)

Maturity Date:	September 10, 2034

Reset Date:	September 10, 2029

Minimum Denomination:	US$2,000 and multiples of US$1,000

Interest Rate:	Interest on the Notes at a rate of 5.146% per annum from and including Issue Date to but excluding the Reset Date

[1]	A credit rating is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization.
[2]

Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the business day before settlement will be required, by virtue of the fact that the Notes initially will settle in five business days (T+5), to specify alternative settlement arrangements to prevent a failed settlement.

Reset Interest Rate:

On and after the Reset Date to but excluding the Maturity Date, interest on the Notes will be payable at an interest rate per annum equal to the sum, as determined by the Issuer or its designee, of (i) the Five-Year Treasury Rate on the Reset Interest Determination Date plus (ii) 1.500%.

“Five-Year Treasury Rate” means, as of any Reset Interest Determination Date, the average of the yields on actively traded U.S. Treasury securities adjusted to constant maturity, for five-year maturities, for the most recent five business days appearing under the caption “Treasury Constant Maturities” in the most recent H.15. ”H.15” means the daily statistical release designated as such, or any successor publication as determined by the Issuer, or its designee, in its sole discretion, published by the Federal Reserve Board, and “most recent H.15” means the H.15 published closest in time but prior to the close of business on the applicable Reset Interest Determination Date. If the Five-Year Treasury Rate cannot be determined pursuant to the method described above, the Issuer, or its designee, after consulting such sources as it deems comparable to any of the foregoing calculations, or any such source as it deems reasonable from which to estimate the Five-Year Treasury Rate, will determine the Five-Year Treasury Rate in its sole discretion, provided that if the Issuer, or its designee, determines there is an industry-accepted successor Five-Year Treasury Rate, then the Issuer, or its designee will use such successor rate. If the determination is that a substitute or successor base rate in accordance with the foregoing is needed, the Issuer, or its designee, in its sole discretion may determine the business day convention, the definition of business day and the reset interest determination date to be used and any other relevant methodology for calculating such substitute or successor base rate, including any adjustment factor needed to make such substitute or successor base rate comparable to the Five-Year Treasury Rate, in a manner that is consistent with industry-accepted practices for such substitute or successor base rate.

“Reset Interest Determination Date” means the day falling two business days prior to the Reset Date.

Treasury Benchmark:	UST 3.625% due August 31, 2029

Treasury Benchmark Price:	99-29

Treasury Benchmark Yield:	3.646%

Re-offer Spread to Treasury Benchmark:	+150 basis points

Re-Offer Yield:	5.146%

Commissions:	0.350%

Net Proceeds:	US$996,500,000

Interest Payment Dates:	Semi-annually on March 10 and September 10 of each year, beginning March 10, 2025.

Day Count Fraction:	30 / 360

Payment Convention:	Following business day convention, unadjusted

Business Days:	New York, Toronto

Contingent Conversion:

Upon the occurrence of a Trigger Event (as defined below), each Note will be, and will be deemed, for all purposes, to be, automatically and immediately converted (a “Contingent Conversion”), on a full and permanent basis, without the consent of the holder thereof, into that number of fully-paid Common Shares determined by dividing (a) the product of the Multiplier multiplied by the Note Value, by (b) the Conversion Price. (Multiplier x Note Value) / Conversion Price = number of Common Shares into which each Note shall be converted.

In any case where the aggregate number of Common Shares to be issued to a holder of Notes pursuant to a Contingent Conversion includes a fraction of a Common Share, such number of Common Shares to be issued to such holder shall be rounded down to the nearest whole number of Common Shares and no cash payment shall be made in lieu of such fractional Common Share.

As promptly as practicable after the occurrence of a Trigger Event, the Bank shall announce the Contingent Conversion by way of a press release and shall give notice of the Contingent Conversion to the then registered holders of the Notes. From and after the Contingent Conversion, the Notes will cease to be outstanding, the holders of the Notes will cease to be entitled to interest on such Notes, including any accrued but unpaid interest as of the date of the Contingent Conversion, and any Notes will represent only the right to receive upon surrender of such Note the applicable number of Common Shares described above. A Contingent Conversion shall be mandatory and binding upon both the Bank and all holders of the Notes notwithstanding anything else including: (a) any prior action to or in furtherance of redeeming, exchanging or converting the Notes pursuant to the other terms and conditions of the Indenture; and (b) any delay in or impediment to the issuance or delivery of the Common Shares to the holders of the Notes. See “Risk Factors” in the Prospectus Supplement for a discussion of the circumstances that may result in a Trigger Event and the consequences of a Trigger Event to a holder of Notes.

The Floor Price is subject to adjustment in the event of: (a) the issuance of Common Shares or securities exchangeable for or convertible into Common Shares to all or substantially all of the holders of the Common Shares as a stock dividend or similar distribution; (b) the subdivision, redivision or change of the Common Shares into a greater number of shares; or (c) the reduction, combination or consolidation of the Common Shares into a lesser number of shares.

No adjustment of the Floor Price will be made if the amount of such adjustment will be less than 1% of the Floor Price in effect immediately prior to the event giving rise to the adjustment, provided, however, that in such case any adjustment that would otherwise be required then to be made will be carried forward and will be made at the time of and together with the next subsequent adjustment which, together with any adjustment so carried forward, will amount to at least 1% of the Floor Price.

In the event of a capital reorganization, consolidation, merger or amalgamation of the Bank or comparable transaction affecting the Common Shares, the Bank shall take all necessary action to ensure that the holders of Notes receive, pursuant to a Contingent Conversion, after such event, the number of shares or other securities that the holders of Notes would have received if the Contingent Conversion occurred immediately prior to the record date for such event.

Notwithstanding any other provision of the Notes, a Contingent Conversion of such notes shall not be an event of default and the only consequence of a Trigger Event under the provisions of such notes will be the conversion of such notes into Common Shares.

To the extent the Notes are held in the form of global securities, such holder or beneficial owner authorizes, directs and requests The Depository Trust Company, any direct participant therein and any other intermediary through which it holds such Notes to take any and all necessary action, if required, to implement the Contingent Conversion without any further action or direction on the part of such holder or beneficial owner or the Trustees.

“Common Share Price” means the volume weighted average per share trading price of the Common Shares on the Toronto Stock Exchange (the “TSX”) for the 10 consecutive Trading Day period ending on the Trading Day immediately before the occurrence of a Trigger Event, or if the Common Shares are not then listed on the TSX, the principal stock exchange on which the Common Shares are then listed or quoted (being the stock exchange with the greatest volume of trading in the Common Shares during the previous six months), or if such shares are not listed or quoted on any stock exchange, or if no such trading prices are available, the Floor Price.

“Conversion Price” means the greater of the Common Share Price and the Floor Price.

“Floor Price” means C$5.00, as such price may be adjusted.

“Multiplier” means 1.5.

“Note Value” means the principal amount of the Note plus accrued and unpaid interest thereon as of the date of the Trigger Event, expressed in Canadian dollars. In determining the Note Value of any Note, the par value thereof and any accrued and unpaid interest thereon shall be converted from U.S. dollars into Canadian dollars on the basis of the closing exchange rate between Canadian dollars and U.S. dollars (in Canadian dollars per U.S. dollar) reported by the Bank of Canada on the date immediately preceding the date of the Trigger Event (or if not available on such date, the date on which such closing rate was last available prior to such date). If such exchange rate is no longer reported by the Bank of Canada, the relevant exchange rate for calculating the Note Value in Canadian dollars shall be the simple average of the closing exchange rates between Canadian dollars and U.S. dollars (in Canadian dollars per U.S. dollar) quoted at approximately 4:00 p.m., New York City time, on such date by three major banks selected by the Bank.

“Trading Day” means, with respect to any stock exchange or market, a day on which shares may be traded through the facilities of that stock exchange or in that market.

Agreement with Respect to Principal and Interest Deemed Paid upon Contingent Conversion:	By acquiring any Note, each holder or beneficial owner of such Note or any interest therein, including any person acquiring any such Note or interest therein after the date hereof, irrevocably consents to the principal amount of the Note and any accrued and unpaid interest thereon being deemed paid in full by the issuance of Common Shares upon the occurrence of a Trigger Event and the resulting Contingent Conversion, which occurrence and resulting Contingent Conversion shall occur without any further action on the part of such holder or beneficial owner or the trustees.

Trigger Event:

“Trigger Event” has the meaning set out in the Office of the Superintendent of Financial Institutions (Canada) (“OSFI”) Guideline for Capital Adequacy Requirements (CAR), Chapter 2 — Definition of Capital, effective November 2023, as such term may be amended or superseded by OSFI from time to time, which term currently provides that each of the following constitutes a Trigger Event:

1.  The Superintendent publicly announces that the Bank has been advised, in writing, that the Superintendent is of the opinion that the Bank has ceased, or is about to cease, to be viable and that, after the conversion or write off, as applicable, of all contingent instruments (including the Notes) and taking into account any other factors or circumstances that are considered relevant or appropriate, it is reasonably likely that the viability of the Bank will be restored or maintained; or

2.  The federal or a provincial government in Canada publicly announces that the Bank has accepted or agreed to accept a capital injection, or equivalent support, from the federal government or any provincial government or political subdivision in Canada or agent or agency thereof without which the Bank would have been determined by the Superintendent to be non-viable.

Ineligible Persons, Significant Shareholders and Ineligible Government Holders:	Upon a Contingent Conversion, the Bank reserves the right not to deliver some or all, as applicable, of the Common Shares issuable thereupon to any Ineligible Person (as defined below) or any person who, by virtue of the operation of the Contingent Conversion, would become a Significant Shareholder (as defined below) through the acquisition of Common Shares. In such circumstances, the Bank will hold, as agent for such persons, the Common Shares that would have otherwise been delivered to such persons and will attempt to facilitate the sale of such Common Shares to parties other than the Bank and its affiliates on behalf of such persons through a registered dealer to be retained by the Bank on behalf of such persons. Those sales (if any) may be made at any time and at any price. The Bank will not be subject to any liability for failure to sell such Common Shares on behalf of such persons or at any particular price on any particular day. The net proceeds received by the Bank from the sale of any such Common Shares will be divided among the applicable persons in proportion to the number of Common Shares that would otherwise have been delivered to them upon a Contingent Conversion after deducting the costs of sale and any applicable withholding taxes. For the purposes of the foregoing:

“Ineligible Person” means (i) any person whose address is in, or whom the Bank or its transfer agent has reason to believe is a resident of, any jurisdiction outside Canada or the United States of America to the extent that the issuance by the Bank or delivery by its transfer agent to that person, pursuant to a Contingent Conversion, of Common Shares (A) would require the Bank to take any action to comply with securities, banking or analogous laws of that jurisdiction, or (B) would give rise to a liability for withholding tax in connection with such issuance or delivery, or and (ii) any person to the extent that the issuance by the Bank or delivery by its transfer agent to that person, pursuant to a Contingent Conversion, of Common Shares would cause the Bank to be in violation of any law to which the Bank is subject.

“Significant Shareholder” means any person who beneficially owns, directly or indirectly, through entities controlled by such person or persons associated with or acting jointly or in concert with such person (as determined in accordance with the Bank Act (Canada)), shares of any class of the Bank in excess of 10% of the total number of outstanding shares of that class in contravention of the Bank Act (Canada).

Events of Default:	An event of default will occur only if the Bank becomes insolvent or bankrupt or resolves to wind-up or liquidate or is ordered wound-up or liquidated. For greater certainty, a Trigger Event will not constitute an event of default.

Optional Redemption by the Issuer:

The Bank may, at its option, with the prior written approval of the Superintendent, redeem the Notes, in whole but not in part, from time to time, on not less than 10 days’ and not more than 60 days’ prior notice to the registered holders of the Notes, at any time (i) within 90 days following a Regulatory Event Date (as defined in the Prospectus), or (ii) following the occurrence of a Tax Event (as defined in the Prospectus), in each case, at par, together with accrued and unpaid interest to, but excluding, the date fixed for redemption.

The Bank may, at its option, with the prior written approval of the Superintendent, redeem the Notes, in whole but not in part, on not less than 10 days’ and not more than 60 days’ prior notice to the registered holders of the Notes, on the Reset Date, at par, together with accrued and unpaid interest to, but excluding, the Reset Date.

Use of Proceeds:	The proceeds from the offering will be used for general corporate purposes, which may include the redemption of outstanding capital securities and/or the repayment of other outstanding liabilities. The Notes are expected to qualify as Tier 2 capital of the Bank for regulatory purposes.

Listing:	None

Joint Book-Runners:	TD Securities (USA) LLC BofA Securities, Inc. Goldman Sachs & Co. LLC NatWest Markets Securities Inc. Standard Chartered Bank

Co-Managers:	BNY Mellon Capital Markets, LLC Citizens JMP Securities, LLC Huntington Securities, Inc. KeyBanc Capital Markets Inc. M&T Securities, Inc. Regions Securities LLC

CUSIP / ISIN:	89116CQJ9 / US89116CQJ98

Ranking:

In the absence of a Contingent Conversion, the Notes will be direct unsecured subordinated indebtedness of the Bank ranking equally and ratably with all other subordinated indebtedness of the Bank from time to time issued and outstanding (other than subordinated indebtedness that has been further subordinated in accordance with its terms).

Following a Contingent Conversion, holders of the Notes immediately prior to the Contingent Conversion will receive Common Shares in exchange for the Notes and such Common Shares will rank equally with all other common shares in relation to the Bank’s assets.

The Issuer has filed a registration statement (including a prospectus supplement and a base prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Joint Book-Runners will arrange to send you the prospectus supplement and the base prospectus if you request them by contacting TD Securities (USA) LLC at 1-855-495-9846, BofA Securities, Inc. at 1-800-294-1322, Goldman Sachs & Co. LLC at 1-866-471-2526, NatWest Markets Securities Inc. at 1-800-231-5380 and Standard Chartered Bank at 44-207-885-8888.

European Economic Area and United Kingdom Legend:

If and to the extent that this announcement is communicated in, or the offer of the securities to which it relates is made in, any Member State of the European Economic Area or the United Kingdom (each, a “Relevant State”), this announcement and the offer are only addressed to and directed at persons in that Relevant State who are qualified investors within the meaning of Article 2(e) of Regulation (EU) 2017/1129, as amended (the “Prospectus Regulation”) and Article 2(e) of the UK Prospectus Regulation, as applicable, and must not be acted upon by other persons in that Relevant State.

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Regulation. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the European Economic Area has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the European Economic Area may be unlawful under the PRIIPS Regulation.

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the EUWA; or (ii) a customer within the meaning of the provisions of the FSMA and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97 (as amended), where that customer would not qualify as a professional client as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in the UK Prospectus Regulation. Consequently, no key information document required by the PRIIPs Regulation as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the United Kingdom has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the United Kingdom may be unlawful under the UK PRIIPS Regulation.

This announcement is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) persons who are inside the United Kingdom who are either (x) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) or (y) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The Notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the Notes will be in engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.